Exhibit 12.1
LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Successor
	Registrant	Predecessor Registrant

	For the Period	For the Period
	October 2,	January 1,
	2005 to	2005 to	Years Ended December 31,
	December 31,	October 1,
	2005	2005(3)	2004	2003

Loss from continuing operations before income taxes, equity income (losses) in affiliates and minority interest	$(5,395)	$(65,570)	$(207,852)	$(368,355)
Plus fixed charges:
Interest expense	4,408	3,982	3,904	28,223
Interest component of rent expense(1)	1,625	4,949	9,059	10,402
Less: capitalized interest	—	—	(957)	(14,143)

Earnings available to cover fixed charges	$638	$(56,639)	$(195,846)	$(343,873)

Fixed charges(2)	$(8,700)	$(8,931)	$(12,963)	$(45,345)

Deficiency of earnings to cover fixed charges	$8,062	$65,570	$208,809	$389,218

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying our operations and the resulting impact on our effective tax rate. Fixed charges include the accrual of preferred dividends and interest on unsecured debt obligations (excluding bank debt) through July 15, 2003, the date of our Chapter 11 filing.

(3)	Does not reflect the effect of the gain on the discharge of pre-petition obligations and fresh-start adjustments, and the interest expense and income tax benefit recognized in connection with the Plan of Reorganization.